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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 1 7 2006

BRANCH OF REGISTRATIONS
08 EXAMINATIONS

SEC FILE NUMBER
8- 53298

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RMG Partners Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

300 Drakes Landing Road, Suite 290
(No. and Street)

Greenbrae	California	94904
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sanjay Lillaney   (415) 925-4215
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – if individual, state last, first, middle name)

5535 Balboa Blvd., Suite 214,	Encino, California		91316
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 9 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

 

OATH OR AFFIRMATION

I, _____Sanjay Lillaney_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____RMG Partners, Inc._____ , as

of _____December 31,_____, 20__05__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

NONE

_____ Sanjay Lillaney
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RMG PARTNERS CORPORATION

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2005

RMG PARTNERS CORPORATION

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
5535 Balboa Blvd., Suite 214, Encino, CA 91316 ● (818) 501-8800

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
RMG Partners Corporation
(a Delaware Corporation)
Greenbrae, California

I have audited the accompanying statement of financial condition of RMG Partners Corporation. as of December 31, 2005 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RMG Partners Corporation, as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
February 10, 2006

RMG PARTNERS CORPORATION

Statement of Financial Condition
December 31, 2005

ASSETS

Cash and cash equivalents (Note 1)	$	253,450
Investments		225,000
Property & equipment-net of accumulated depreciation of $33,714 (Note 1)		-
Other assets (Note 3)		9,342
Total assets	$	487,792

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:

Accounts payable	$	17,128
Total liabilities		17,128

SHAREHOLDERS' EQUITY

Common stock, 100 shares authorized and outstanding	5,000
Additional paid in capital	638,025
Retained deficit	(172,361)
Total shareholders' equity	470,664

Total liabilities and shareholders' equity	$	487,792

RMG PARTNERS CORPORATION

Statement of Income
For the year ended December 31, 2005

REVENUES:

Consulting fees (Note 1)	$	643,571
Loss on investment		(68,000)
Interest and dividends		2,844
Total income		578,415

EXPENSES:

Employee compensation and benefits	$	258,031
Legal and professional fees		86,229
Occupancy		46,648
Travel and entertainment		74,633
Communications		35,753
Other		129,609
Total expenses		630,903

Income before income taxes		(52,488)

PROVISION FOR INCOME TAXES (Note 3)

		(800)
Net income	$	(53,288)

The accompanying notes are an integral part of these financial statements

RMG PARTNERS CORPORATION

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholders' Equity
Beginning balance January 1, 2005	$5,000	$644,025	($119,073)	$529,952
Capital withdrawal		(6,000)		(6,000)
Net loss			(53,288)	(53,288)
Ending balance December 31, 2005	$5,000	$638,025	($172,361)	$470,664

The accompanying notes are an integral part of these financial statements.

RMG PARTNERS CORPORATION

Statement of Cash Flows
For the year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (53,288)
Adjustment to reconcile net income to net cash used in operating activities:	
Depreciation	12,214
(Increase) decrease in:	
Accounts receivable	5,500
Investments	(225,000)
Other assets	72,434
Increase (decrease) in:	
Accounts payable	6,821
Total adjustments	(128,031)
Net cash used in operating actitivies	(181,319)

CASH FLOW FROM INVESTING ACTIVITIES

Purchase of equipment	(12,214)
Net cash used in investing activities	(12,214)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital withdrawal	(6,000)
Net cash used in financing activities	(6,000)
Decrease in cash	(199,533)
Cash at beginning of year	452,983
Cash at end of year	$ 253,450

Cash paid for:

Interest	-
Income taxes	$800

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and General Matters:

The Company is a Delaware corporation organized in March 30, 2001 and commenced operations as a licensed broker-dealer October 5, 2001. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD).

The firm provides analytical tools on securities and derivatives to institutional money managers and securities' dealers. The firm is then compensated upon the execution of its proposed strategy and hence the requirement for a broker-dealer license.

The firm operates on a limited disclosed basis with no clearing firm requirements.

Use of Estimates:

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2005.

Revenue Recognition

Fees from consultancy and investment advisor services are recognized as revenue upon billing of services rendered.

RMG PARTNERS CORPORATION

Notes to Financial Statements
December 31, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Property and Equipment

Property and equipment are recorded at cost and are capitalized and depreciated over the lives dictated by the MACRS methods of depreciation under the Internal Revenue Code (the Code). Additional first year depreciation is taken up to the Section 179 limit provided for in the Code. All the property and equipment is fully depreciated because, since inception, the Company has not purchased property and equipment in any calendar year in excess of the Section 179 limits. The resulting difference between double declining balance method was not material.

Risk Concentrations

The Company is engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Cash and Cash Equivalent

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents.

Note 2: LEASE COMMITMENTS

The Company rents its office space under a sublease agreement on a month to month basis for $5,000.

Notes to Financial Statements
December 31, 2005

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-1, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $ 309,786 of which $ 209,276 was in excess of its required minimum net capital. The Company's aggregate indebtedness ($17,128) to net capital was 0.06 at December 31, 2005, which is less than the 15:1 limit.

RMG PARTNERS CORPORATION

Statement of Net Capital
Schedule I
December 31, 2005

	Focus 12/2005	Audit 12/2005	Change
Stockholders' equity, December 31, 2005	$470,664	$470,664	$0
Subtract - Non allowable assets:			
Investment	120,000	120,000	0
Other assets	9,742	9,742	0
Tentative net capital	340,922	340,922	0
Haircuts:	31,136	31,136	
NET CAPITAL	309,786	309,786	0
Minimum net capital	(100,000)	(100,000)	
Excess net capital	209,786	209,786	0
Aggregate indebtedness	17,128	17,128	0
Ratio of aggregate indebtedness to net capital	0.06%	0.06%	

There were no noted differences between the audit and Focus
filed for December 31, 2005.

RMG PARTNERS CORPORATION

December 31, 2005

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(i) exemptive provision.

The accompanying notes are an integral part of these financial statements.

BRIAN W. ANSON
Certified Public Accountant
5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

**INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17A-5**

Board of Directors
RMG Partners Corporation
(a Delaware corporation)
Greenbrae, California

In planning and performing my audit of the financial statements of RMG Partners Corporation for the year ended December 31, 2005, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by RMG Partners Corporation including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

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Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities that I consider to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (i) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
February 10, 2006

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